International Endeavors Corporation

1010 Industrial Road, Ste. 70

Boulder City, Nevada 89005
(951)296-1024

Augsut 31, 2015

Via EDGAR

Tom Kluck
Rafal Patel
Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	International Endeavors Corporation Acceleration Request for Registration Statement on Form S-1 File No. 333-202639

Dear Sirs:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act”), International Endeavors Corporation (the "Company”) hereby requests that the effective date and time of the above-referenced registration statement (the "Registration Statement”) be accelerated to September 2, 2015, at 1PM, Eastern Time or such later time or date as is practical.

We hereby acknowledge that:

á	Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

á	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

á	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,

By:	/s/ Nate Engel, President International Endeavors Corporation